Exhibit 8

Subsidiaries

Name of Subsidiary	Country of Incorporation

Ituran USA Holdings Inc.	USA
Ituran NY Corporation	USA
Ituran Beheer B.V.	The Netherlands
Ituran USA Inc.	USA
Ituran License Corp.	USA
Ituran de Argentina S.A.	Argentina
Ituran Sistemas de Monitoramento Ltda.	Brazil
Teleran Holding Ltda.	Brazil
E.R.M. Electronic Systems Limited	Israel
Mapa Internet Ltd.	Israel
Mapa Mapping & Publishing Ltd.	Israel